FORM 11-K – For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant
to Section 15(d) of the Securities Exchange Act of 1934

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from ___to ___

Commission file number 001-15925

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

COMMUNITY HEALTH SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	13-3893191
(State or other jurisdiction of incorporation or organization)	I.R.S. Employer Identification Number)

155 Franklin Road, Suite 400 Brentwood, Tennessee (Address of principal executive offices)	37027 (Zip Code)
Registrant’s telephone number, including area code:	(615) 373-9600

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-11

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004

Form 5500, Schedule H, Part IV, Line 4i Schedule of Assets (Held at End of Year)	12

SIGNATURES	13

EXHIBIT INDEX	14

EX-10.1 FIRST AMENDMENT TO THE COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN DATED DECEMBER 1, 2003
EX-10.2 SECOND AMENDMENT TO THE COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN DATED JANUARY 1, 2004.
EX-10.3 CHS/COMMUNITY HEALTH SYSTEMS, INC. OFFICER'S CERTIFICATE DATED MAY 14, 2004.
EX-10.4 THIRD AMENDMENT TO THE COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN DATED MAY 18, 2004.
EX-10.5 MERGER AND TRANSFER AGREEMENT BETWEEN GALESBURG COTTAGE HOSPITAL RETIREMENT PLAN
EX-10.6 PLAN-TO-PLAN TRANSFER AGREEMENT
EX-23 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Schedules other than that listed above have been omitted due to the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Retirement Committee of Community Health Systems, Inc. 401(k) Plan
Brentwood, Tennessee

We have audited the accompanying statements of net assets available for benefits of Community Health Systems, Inc. 401(k) Plan (“the Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2004 basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Nashville, Tennessee
June 28, 2005

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS
Investments:
Investments	$192,779,365	$132,043,315
Participant notes receivable	4,002,822	2,728,993

Total investments	196,782,187	134,772,308

Receivables:
Participant contributions	1,209,781	1,101,851
Employer matching contribution	8,079,140	6,498,968

Total receivables	9,288,921	7,600,819

TOTAL ASSETS	206,071,108	142,373,127

LIABILITIES
Forfeitures in suspense	394,864	141,610
Administrative fees	120,787	103,460
Excess participant contributions	23,450	78,095

TOTAL LIABILITIES	539,101	323,165

NET ASSETS AVAILABLE FOR BENEFITS	$205,532,007	$142,049,962

See notes to financial statements.

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
Additions (deductions) to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$11,833,354	$22,846,488
Interest	139,152	117,171
Dividends	2,759,067	1,778,519

Total investment income (loss)	14,731,573	24,742,178

Contributions:
Participant	34,147,115	26,662,315
Conversions	18,138,726	1,770,857
Rollovers	2,687,399	2,789,437
Employer matching	8,094,202	6,498,968

Total contributions	63,067,442	37,721,577

Total additions	77,799,015	62,463,755

Deductions from net assets attributed to:
Benefits paid to participants	13,450,119	8,737,365
Forfeitures in suspense	394,864	141,610
Participant paid administrative fees	448,537	390,007
Excess participant contributions	23,450	78,095

Total deductions	14,316,970	9,347,077

Net increase	63,482,045	53,116,678

Net assets available for benefits:
Beginning of year	142,049,962	88,933,284

End of year	$205,532,007	$142,049,962

See notes to financial statements

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1. DESCRIPTION OF THE PLAN

General. Effective February 1, 1987, Community Health Investment Corporation, a wholly-owned subsidiary of Community Health Systems, Inc. (the “Company”, the “Plan Administrator”, or “CHS”), adopted and approved the creation of the Community Health Systems, Inc. 401(k) Plan, (the “Plan”). Subsequently, the Plan was adopted by the Company and its wholly-owned and majority-owned subsidiaries. The Plan and related trust are maintained for the exclusive benefit of the Plan participants, and no part of the trust may ever revert to the Company, except forfeitures of any unvested portion of a participant’s “Matching Account”, which may offset future Company contributions. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

For those participating facilities of the Company, including the corporate offices, participation in the Plan is available to primarily all full-time employees after completion of six months of eligible service, as defined in the Plan document, or upon reaching his/her 21st birthday, whichever is later. Company employment includes all previous service with an acquired employer. All employees of the Company are entitled to participate except individuals covered by a collective bargaining contract and those employees covered by other retirement plans to which the Company is required to contribute.

The Plan has been amended and/or restated from time to time. The Plan’s most recent determination letter was received in 2004. The Company believes that the Plan is currently designed and is being operated in compliance with applicable requirement of the Internal Revenue Code.

Lake Wales Medical Center was acquired on December 1, 2002 and commenced participation into the Plan on January 1, 2003.

Seven hospitals located in West Tennessee, which includes, Jackson Hospital, Dyersburg Hospital, Lexington Hospital, McKenzie Hospital, McNairy Hospital, Volunteer Hospital and Brownsville Hospital were acquired January 1, 2003 and commenced participation into the Plan on February 1, 2003. Pottstown Memorial Medical Center was acquired on July 1, 2003 and commenced participation into the Plan on August 1, 2003. Southside Regional Medical Center was acquired on August 1, 2003 and commenced participation into the Plan on that date. Laredo Medical Center was acquired on October 1, 2003 and commenced participation into the Plan on November 1, 2003.

Galesburg Cottage Hospital was acquired and commenced participation into the Plan on July 1, 2004. Phoenixville Hospital was acquired and commenced participation into the Plan on August 1, 2004.

Randolph County Medical Center and Sabine Medical Center was disposed of on August 1, 2004 and ceased participation in the Plan on that date.

Berrien County Hospital was disposed of on November 1, 2003 and ceased participation in the Plan on that date.

Administration. The Plan is administered by the Company’s Retirement Committee of not less than three persons, all appointed by the Company’s Board of Directors. The Retirement Committee is responsible for carrying out the provisions of the Plan, including the selection of the trustee. Scudder Trust Company

(“Trustee”) serves as trustee for the Plan. The Trustee holds, invests and administers the trust assets and contributions of the Plan.

Contributions. Eligible employees electing to participate in the Plan may make contributions by payroll deductions of 1% to 25% of basic compensation as defined in the Plan document, to the extent not exceeding Internal Revenue Service (“IRS”) imposed limitations on contributions ($13,000 for 2004 and $12,000 for 2003 Plan years). Participants who have attained age 50 before the close of the calendar year shall be eligible to make catch-up contributions up to $3,000 for 2004. Employee contributions beyond specific Plan thresholds are reimbursed to the participants and classified as excess participant contributions in the financial statements. Prior to each Plan year, employer contribution percentages are determined by the Plan Administrator. Employer matching contributions for 2004 and 2003 were 33.34% to 66.67% of the first 6% of eligible compensation the employee contributes to the Plan. The employer matching contribution may be made in the form of cash or shares of Company common stock. Matching contributions in the form of cash are initially used to purchase Company stock on the open market. The employer matching contributions deposited into the participant’s accounts in the subsequent plan year consisted of $8,079,140 in cash for 2004 and $6,151,215 in CHS company stock and $347,753 in cash for 2003. Any matching contribution made to the participant’s account is initially held by the participant in the form of stock. Participants are permitted to instruct the Trustee to sell the stock and transfer the funds to another permitted investment at any time.

Participant Accounts. The Retirement Committee utilizes the services of an outside firm to maintain individual accounts of each participant and record separately all activity as follows:

“The Deferred Account”	The value of participants’ employee contributions and earnings on those contributions are maintained in this account.

“The Rollover Account”	The value of any rollover contributions from another qualified plan and associated earnings are maintained in this account.

“The Matching Account”	The value of matching contributions made by the Company on behalf of participants and associated earnings is maintained in this account.

The Plan was amended on January 1, 2003 so that effective May 12, 2003, a reporting person, defined as (a) a director, (b) the direct or indirect beneficial owner of more than 10% of any class of any equity security of the Employer which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (c) certain officers who have been so designated registrant affiliate of the Employer, who are required to file a statement with the SEC pursuant to Section 16 of the Exchange Act, must have (i) any portion of their account invested in the CHS Company Stock Fund liquidated, and the proceeds invested in the investment options available to the Plan in accordance with their investment elections, and (ii) no portion of their account invested in the CHS Company Stock Fund.

The First Amendment to the Plan was effective on January 1, 2004 to redefine the “Formula for Determining Employer Contributions”, to increase the maximum elective deferral percentage available under the Plan and to allow catch-up contributions. The Employer may allocate in its sole discretion and in a non-discriminatory manner a different matching contribution for the Plan Year to participants at each of its different facilities, as amended time to time by the Plan Administrator. The amendment also increased the maximum elective deferral percentage from 15% to 25%. Also, employees who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the calendar year shall be eligible to make catch-up contributions. To make catch-up contributions, the employee must contribute the maximum available to the employee through regular 401 (k) deductions. The limit for

2004 is $3,000. This limit increases by $1,000 each year until it reaches $5,000 in 2006. After 2006, the limit will be indexed for inflation.

The Second Amendment to the Plan was effective on January 1,2004 to allow for installment and other forms of distribution of benefits. The Plan Administrator, pursuant to the election of the participant, shall direct the Trustee to distribute to a participant or such participant’s beneficiary any amount to which the participant is entitled under the Plan in one or more of the following methods: a) one lump sum cash payment; b) partial cash payments; or c) partial cash payments over a period certain in monthly, quarterly, semi-annual or annual installments. The period over which such payment is to be made shall not extend beyond the participant’s life expectancy (or the life expectancy of the participant and the participant’s designated beneficiary). The Plan was also amended to redefine that only Participants who are actively employed at the beginning of the last day of the Plan Year by the Employer or an Affiliated Employer whose Employees are eligible for a matching contribution under Section 4.1(b) shall be eligible to share in the Employer Matching Contributions for the year.

The following amendments were made to plans at specific hospitals:

Effective January 1, 2003, a revision was made to the Plan regarding Watsonville Hospital Corporation. Only highly compensated employees that are not governed by a collective bargaining agreement will be eligible to participate in the Plan.

Effective for the period beginning August 1, 2003 and ending December 31, 2003, bargaining unit employees of Pottstown Hospital Company, LLC (Pottstown Memorial Medical Center and Pottstown Coventry Medical Group) and employees who are hospital-based physicians are not eligible to participate in the Plan. Effective August 1, 2003, each employee of Pottstown Hospital Company, LLC who is a participant in the Plan is not eligible for any employer contributions. Effective January 1, 2004, each employee of Pottstown Hospital Company, LLC who is a participant in the Plan, is a highly compensated employee and is eligible to share in employer matching contributions, will be eligible to receive an employer match of 33.34% of the first 6% of eligible compensation the employee contributes to the Plan. Also, each Pottstown physician employee who is not hospital-based and non-highly compensated shall receive an employer match of 50% of the first 6% of eligible compensation the employee contributes to the Plan.

For the period beginning August 1, 2003 and ending December 31, 2003, employees of Pottstown Imaging Center, LLC shall only be eligible to participate in the Plan as to the allocation of a discretionary contribution. The employees shall receive an allocation in an amount of 3% of the participant’s compensation for the same period. The vesting of this contribution is based upon years of service: less than 5 years = 0% and 5 or more years = 100%. For the period beginning January 1, 2004 and ending December 31, 2004, each employee of Pottstown Imaging Center, LLC who is a participant in the Plan, has at least 1,000 hours of service, is a non-highly compensated employee and is eligible to share in employer matching contributions will be eligible to receive an employer match of 33.34% of the first 6% of eligible compensation the employee contributes to the Plan.

For the period beginning August 1, 2003 and ending December 31, 2004, each employee of Pottstown Clinic Company, LLC who is a participant in the Plan, has at least 1,000 hours of service, is a non-highly compensated employee and is eligible to participate in the Plan is eligible for an employer match of 50% of the first 6% of eligible compensation the employee contributes to the plan.

For the period beginning January 1, 2003 and ending December 31, 2004 each employee of Southside Regional Medical Center, Southside School of Nursing and Southside Industrial Medicine, who is a

participant in the Plan, has at least 1,000 hours of service and is eligible to share in employer matching contributions will be eligible to receive an employer match in an amount equal to:

a)	33.34% of the first 6% of eligible compensation the employee contributes to the Plan if the participant has at least one (1) but no more than nine (9) years of service;

b)	50% of the first 6% of eligible compensation the employee contributes to the Plan if the participant has at least ten (10) but no more than nineteen (19) years of service; and

c)	66.67% of the first 6% of eligible compensation the employee contributes to the Plan if the participant has at least twenty (20) years of service.

Effective as of July 1, 2004, Employees of Pottstown Hospital Company, LLC whose employment is governed by a collective bargaining agreement between the Affiliated Employer and “employee representatives” under which retirement benefits were the subject of good faith bargaining shall be eligible to participate in the Plan.

For the period beginning January 1, 2004, and ending December 31, 2004, each Employee of Pottstown Imaging Center, LLC who is a Participant in the Plan and (i) has at least 1,000 Hours of Service for the Affiliated Employer during this applicable Plan Year, (ii) is a Non-Highly Compensated Employee, and (iii) is otherwise eligible to share in matching contributions shall receive a discretionary matching contribution in an amount equal to fifty percent (50%) of such Participant’s Elective Contribution for such Plan Year that does not exceed 6% of the Participant’s Compensation for the Plan Year.

Effective July 1, 2004, a “Merger and Transfer Agreement” was executed in order to merge the Galesburg Cottage Hospital Retirement Plan into the Community Health Systems, Inc. 401(k) Plan.

Effective September 30, 2004, a “Plan-To-Plan Transfer Agreement” was executed in order to transfer all of the outstanding shares of the capital stock in the Community Health Systems, Inc. 401(k) Plan of National Healthcare of Pocahontas Inc., Randolph County Clinic Corp., Sabine Medical Center, Inc. and Sabine Medical Clinic, Inc. into the Associated Healthcare Systems 401(k) Retirement Plan.

Vesting. The balance in the participants’ Deferred and Rollover Accounts is at all times fully vested and nonforfeitable. A participant becomes 20% vested in his/her “Matching Account” after one year of service and an additional 20% for each year of service thereafter until fully vested. A participant is credited with one year of service if he/she works 500 or more hours during the Plan year. Termination of participation in the Plan prior to the scheduled vesting period results in forfeiture of the unvested portion of a participant’s Matching Account. These forfeitures shall be applied to reduce the Company’s matching contribution payments made to the Plan in future periods. Forfeitures of $394,864 and $323,748 were applied against the Company’s matching contribution payments for the years ended December 31, 2004 and 2003, respectively.

Payment of Benefits. A participant or his/her designated beneficiary is entitled to a distribution of the total value of his/her accounts upon his/her retirement at age 65, becoming totally and permanently disabled or death. Upon the termination of employment of a participant before reaching his/her 65th birthday for reasons other than death, he/she is entitled to receive the total value of his/her Deferred and Rollover Accounts and the vested portion of his/her Matching Account. While the participant is employed, he/she can withdraw only in the event of financial hardship. Such withdrawals are limited to the value of his/her Deferred and Rollover Accounts and the vested portion of his/her Matching account. The Retirement Committee shall require a participant requesting a hardship withdrawal to submit proof which demonstrates an immediate and heavy financial need which cannot be reasonably satisfied from other resources of the participant.

Funding. The Company shall transfer to the Trustee, as soon as practical, the full matching contribution after the close of the Plan year.

Investments Options. Contributions to the Plan shall be invested by the Trustee according to the participant’s instruction in one or in a combination of several fund options. Participants may change their investment election or initiate transfers between funds on a monthly basis by giving notice to the Plan Administrator.

Plan Termination. Although it has not expressed any intent to do so, the Company’s Board of Directors has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their respective accounts.

Participant Notes Receivable. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Trustee. Interest rates range from 4.0% to 10.5% as of December 31, 2004. Principal and interest is paid ratably over the term of the loan through payroll deductions.

Reclassifications. Certain contributions presented in prior years’ statement of changes in net assets available for benefits have been reclassified from participant contributions to conversions and rollovers to conform with the current year presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting. The Plan’s financial statements are prepared under the accrual method of accounting.

Use of Estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from these estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Valuation of Investments. The Plan’s investments are stated at fair value. Securities traded on the national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded in the over-the counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. The fair values of the participation units owned by the Plan in pooled separate accounts are based on a redemption value established by the Record keeper. The Plan’s investments in pooled separate accounts consist of investments in accounts established by the Record keeper solely for the purpose of investing the assets of one or more plans. Investments in collective investment funds or regulated investment companies are valued at the net asset value per share/unit on the valuation date. Short-term investments, if any, are stated

at amortized cost, which approximates market value. Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Expenses. The participants of all funds are charged with expenses in connection with the purchase and sale of shares in each respective fund. Also, the participants in the Plan are charged a per-participant administrative fee. Participants paid $431,210 and $376,056 in administrative costs to the Trustee in 2004 and 2003, respectively. All other expenses incurred in the administration of the Plan are borne by the Company. The Company paid $93,959 and $49,324 for Plan expenses in 2004 and 2003, respectively.

Payment of Benefits. Benefits are recorded when paid.

3. TAX STATUS
The Plan received a determination letter dated June 16, 2004, in which the IRS stated that the Plan was in compliance with the applicable requirements of Section 401(a) and Section 501(c) of the Internal Revenue Code (“the Code”).

4. INVESTMENTS
Investments that represent five percent or more of the net assets available for benefits as of December 31, 2004 and 2003 are as follows:

Investment	Fair Value
December 31, 2004:
Scudder Stable Value Fund (2)	$25,918,018
Scudder Flag Investment Value Builder A	22,865,966
CHS Stock Fund	20,406,127
Scudder Stock Index Fund (1)	19,249,544
Scudder Large Cap Value A	17,392,109
Growth Fund of America — A	15,681,721
Scudder Fixed Income Fund A	13,430,598
Scudder — Dreman Hi Return Equity — A	9,995,604
Templeton Foreign — A	9,979,108
Franklin Small-Mid Cap Growth A	9,127,346
Scudder Mid Cap Growth — A	6,774,372
December 31, 2003:
Scudder Stable Value Fund II(2)	$18,109,177
Scudder Flag Investment Value Builder A	18,015,558
Scudder Stock Index Fund (1)	16,044,410
CHS Company Stock Fund	14,175,644
Scudder Contrarian A	11,332,348
Scudder Fixed Income Fund A	9,407,258
Growth Fund of America — A	7,427,329
Scudder — Dreman Hi Return Equity — A	6,366,347
Janus Worldwide	6,168,217
Scudder Technology — A	6,162,333

(1)	A pooled separate account
(2)	A collective investment fund

The following schedule presents the net appreciation (depreciation) in fair value for each significant class of investment for the years ended December 31, 2004 and 2003:

	2004	2003
Mutual funds	$9,080,921	$15,772,874
Common/collective trust funds (1)	1,813,213	3,444,251
CHS Company Stock Fund	989,219	3,629,363

	$11,883,353	$22,846,488

(1)	Includes pooled separate accounts and collective investment funds.

5. SUBSEQUENT EVENTS

The Fourth Amendment to the Plan was effective on March 28, 2005, to incorporate required provisions under the Economic Growth and Tax Relief Reconciliation Act of 2001. This revision redefines the section “Determination of Benefits upon Termination.” If a Terminated Participant does not specify the designation of a distribution that is in excess of $1,000 to be made to an eligible retirement plan in a direct rollover or does not elect to receive the distribution directly, the Administrator shall make a direct transfer of such distribution to an individual retirement plan designated by the Administrator.

During the first quarter of 2005, CHS sold five hospitals. The participant’s plan assets aggregating approximately $9.1 million are subject to future withdrawal from the Plan should these former participants choose to roll over such amounts to another qualified or self-directed retirement plan.

******

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of Issue, Borrower,		Description of Investment Including Maturity Date,	Current
Lessor or Similar Party		Rate of Interest, Collateral, Par or Maturity Value	Value
*	Scudder Investments	Scudder Stable Value Fund	$25,918,019
*	Scudder Investments	Scudder Stable Value Fund II	2
*	Scudder Investments	Scudder Fixed Income Fund A	13,430,598
*	Scudder Investments	Scudder Flag Investment Value Builder A	22,865,966
*	Scudder Investments	Scudder Stock Index Fund	19,249,544
*	Scudder Investments	Scudder-Dreman Hi Return Equity A	9,995,604
*	Scudder Investments	Scudder Global Discovery A	5,952,553
*	Scudder Investments	Scudder Large Cap Value A	17,392,109
	Franklin Templeton	Franklin Small-Mid Cap Growth A	9,127,346
*	Scudder Investments	Scudder Mid Cap Growth - A	6,774,372
	Capital Research and Management Company	Growth Fund of America - A	15,681,721
	Allianz Dresdner Asset Mgt of America	Pimco PEA Renaissance - A	2,995,789
	Credit Suisse Asset Mgt, LLC	CS Small Cap Value A	2,547,019
*	Scudder Investments	Scudder Pathway Conservative - A	2,202,048
*	Scudder Investments	Scudder Pathway Growth - A	3,341,862
*	Scudder Investments	Scudder Pathway Moderate - A	4,865,055
	Templeton	Templeton Foreign - A	9,979,108
	Templeton	Templeton Growth - A	54,523
*	Community Health Systems, Inc. (CHS)	CHS Company Stock Fund	20,406,127

*	Various participants	Participant notes receivable with interest rates ranging from 4.0% to 10.5% and maturities ranging from January 1, 2005 to August 29, 2014.	4,002,822

			$196,782,187

*	Identified party-in-interest

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
Date: June 28, 2005	By:	/s/ Wayne T. Smith
Wayne T. Smith
Chairman of the Board President and Chief Executive Officer

Date: June 28, 2005	By:	/s/ W. Larry Cash
W. Larry Cash
Executive Vice President, Chief Financial Officer and Director

Date: June 28, 2005	By:	/s/ T. Mark Buford
T. Mark Buford
Vice President and Corporate Controller

EXHIBIT INDEX

Exhibit
Number	Description
10.1	First Amendment to the Community Health Systems, Inc. 401(k) Plan dated December 1, 2003.

10.2	Second Amendment to the Community Health Systems, Inc. 401(k) Plan dated January 1, 2004.

10.3	CHS/Community Health Systems, Inc. Officer’s Certificate dated May 14, 2004.

10.4	Third Amendment to the Community Health Systems, Inc. 401(k) Plan dated May 18, 2004.

10.5	Merger and Transfer Agreement between Galesburg Cottage Hospital Retirement Plan and Community Health Systems, Inc. 401(k) Plan dated July 1, 2004.

10.6	Plan-To-Plan Transfer Agreement between Associated Healthcare Systems 401(k) Retirement Plan and Community Health Systems, Inc. 401(k) Plan dated September 30, 2004.

23	Consent of Independent Registered Public Accounting Firm